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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E.L.K. Capital Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

549 West Randolph Street, Ste 601
(No. and Street)

Chicago	**IL**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall S. Winters **(847) 919-3544**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 20 2020
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS E.B.

OATH OR AFFIRMATION

I, **Randall S. Winters**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E.L.K. Capital Advisors, LLC**, as of **December 31**, **2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIVIDUAL ACKNOWLEDGMENT

State/Commonwealth of ILLINOIS
County of LAKE } ss.

On this the 6th (Day) day of FEBRUARY (Month), 2020 (Year), before me,

J. ROTTER (Name of Notary Public), the undersigned Notary Public,

personally appeared RANDALL WINTERS (Name(s) of Signer(s)),

☐ personally known to me – **OR** –

☑ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same for the purposes therein stated.

WITNESS my hand and official seal.

J ROTTER
Official Seal
Notary Public – State of Illinois
My Commission Expires Jul 10, 2021

Place Notary Seal/Stamp Above

[signature]
Signature of Notary Public

IL DL

Any Other Required Information
(Printed Name of Notary, Expiration Date, etc.)

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION LETTER

Document Date: DECEMBER 31, 2019 Number of Pages: 1 PG

Signer(s) Other Than Named Above: ______

E.L.K. CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS
For the Year Ended December 31, 2019
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E.L.K. Capital Advisors, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

February 12, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	29,987
Accounts receivable		167,934
Office furniture and equipment, net of accumulated depreciation of $59,257		0
Deposits and other		5,758
Due from related party		5,291
Due from Stockholder		2,888
	$	211,858

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	19,503
Due to related party		2,340
Total liabilities		21,843
Stockholder's equity	$	190,015
Total liabilities and stockholder's equity	$	211,858

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
December 31, 2019

REVENUES:	
Placement fees	$ 80,988
Advisory fees	1,098,449
Total revenue	1,179,437
EXPENSES:	
Compensation and benefits	122,720
Technology and communications	6,393
Occupancy	3,000
Other operating expenses	78,162
Total expenses	210,275
INCOME BEFORE TAX	969,162
State income taxes	16,500
NET INCOME	$ 952,662

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

		2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	952,662
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		143,247
Increase in deposits and other		(2,826)
Increase in due from related party		(5,291)
Increase in due from Stockholder		(2,888)
Increase in accounts payable and accrued expenses		15,698
Increase in due to related party		2,340
Net cash provided by operating activities		1,102,942
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder		(1,100,000)
Net cash used by financing activities		(1,100,000)
NET INCREASE IN CASH		2,942
CASH		
Beginning of year		27,045
End of year		$29,987
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
State income taxes paid		$7,347

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2019

	Paid In Capital	Retained Earnings	Total
Balance, December 31, 2018	$ 444,217	($106,864)	$337,353
Net income		952,662	952,662
Distributions to stockholder		(1,100,000)	(1,100,000)
Balance, December 31, 2019	$444,217	($254,202)	$190,015

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company by its sole Stockholder, ELK Investments, Inc., to provide placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority.

Income Taxes: The Company has elected to be an S corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its stockholder and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a S corporation, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company is subject to the Illinois 1.5% replacement tax on income. This tax is reflected as state income taxes in the accompanying statement of operations.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash: The Company maintains its cash in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

E.L.K. CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Date of Management's Review and Subsequent Events: Subsequent events were evaluated through the date the financial statements were issued.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Success fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. These fees are recognized upon the consummation of a transaction.

The Company recognizes retainer revenue from contracts with customers when a draft offering memorandum is delivered and when a prospective investor list is delivered, as these are the performance obligations identified in accordance with this standard. The amount of retainer revenue recognized upon the fulfillment of the aforementioned performance obligations in 2019 without the consummation of a success fee based transaction or formal termination of an engagement was $40,000 and has been included in advisory fee revenue in the accompanying Statement of Operations.

NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $8,144 which was $3,144 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 2.68:1.

NOTE 3 -CONCENTRATIONS

Approximately 77% of all revenues earned during 2019 were from two customers.

NOTE 4 -EMPLOYEE BENEFIT PLAN

The Company maintains a profit sharing and 401(k) plan covering all eligible employees. The plan provides for both discretionary profit-sharing contributions and safe harbor matching contributions by the Company as annually determined by its Stockholder. Employer contributions for 2019 amounted to $18,750.

NOTE 5 -LEASES

Until April 30, 2019, the Company leased office premises under an operating lease. The Company terminated its office lease at its expiration on April 30, 2019 and subsequent to that date has no further lease obligations.

Rent expense for 2019 was approximately $3,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

Beginning May 1, 2019, the Company utilized home office space owned and provided by the Company's President at no cost to the Company.

At times, the Company pays operating expenses for the benefit of its Stockholder and President, and the Stockholder and President pay operating expenses for the benefit of the Company. The receivables from Stockholder and related party and payable to related party on the accompanying statement of financial condition arise from such payments.

Financial position and results of operations may have differed from the amounts in the accompanying financial statements had these transactions not been with related parties.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION
ACT OF 1934

December 31, 2019

Net Capital	
Total stockholder's equity qualified for net capital	$ 190,015
Deduction for non-allowable assets:	
Accounts receivable	(167,934)
Deposits and other assets	(5,758)
Due from related party	(5,291)
Due from Stockholder	(2,888)
Net capital before haircuts	8,144
Less haircuts	-
Net capital	8,144
Minimum net capital required	5,000
Excess net capital	3,144
Aggregate Indebtedness:	
Liabilities	21,843
Minimum net capital based on aggregate indebtedness	1,456
Ratio of aggregate indebtedness to net capital	2.68 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER 31, 2019

There is no significant difference between net capital as reported in the amended FOCUS Part IIA and net capital as reported above.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSIONRULE 15c3-3
DECEMBER 31, 2019

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule 15c3-3 paragraph (k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) E.L.K. Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E.L.K. Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) E.L.K. Capital Advisors, LLC stated that E.L.K. Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. E.L.K. Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.L.K. Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 12, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

E·L·K
CAPITAL
ADVISORS, LLC

January 11, 2020

BROKER DEALER ANNUAL EXEMPTION REPORT

E.L.K. Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

E.L.K. Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.

Randall S Winters

President